Exhibit 99.1

ITW NEWS RELEASE

**ITW Reports Diluted Income Per Share from Continuing Operations of $1.00 in 2011 Third Quarter, a 25 Percent Increase;
Total Revenues Grow 16.2 Percent and Organic Revenues Increase 6.2 Percent;
Company Repurchases $400 Million of Shares in the Quarter**

GLENVIEW, ILLINOIS—October 25, 2011—Illinois Tool Works Inc. (NYSE: ITW) today reported third quarter 2011 diluted income per share from continuing operations of $1.00, a 25 percent increase compared to the 2010 third quarter. Total revenues of $4.581 billion increased 16.2 percent versus the year-ago period.

Third quarter 2011 financial highlights versus the prior-year period included:

- Organic or base revenues grew 6.2 percent, with North American organic revenues increasing 7.8 percent and international organic revenues growing 4.2 percent. In Europe and China, organic revenues increased 3.8 percent and 16.2 percent, respectively.

- Acquisitions net of divestitures added 5.3 percent to revenues. Currency translation contributed 4.7 percent to total revenues. Contributions from currency translation moderated as the quarter progressed.

- While total Company operating margins of 15.6 percent decreased 10 basis points, base operating margins increased 30 basis points. The dilutive impact of acquisitions negatively impacted operating margins by 30 basis points.

- Free operating cash flow totaled $704 million in the third quarter, representing a free operating cash flow conversion ratio of 139 percent versus net income. Free cash flow was utilized to support dividends of $167 million, acquisitions of $451 million and share repurchase of $400 million in the quarter. The Company also announced a 6 percent dividend increase in August 2011. For the full year, the Company has finalized 21 acquisitions with total annualized revenues of $781 million, and has spent $950 million to repurchase 18.1 million shares.

Operating highlights for the 2011 third quarter compared to the year-ago period included:

- Total revenues for the Power Systems and Electronics segment increased 21.2 percent. Segment organic revenues grew 11.7 percent largely due to contributions from the worldwide welding equipment and consumables businesses. Worldwide welding grew organic revenues 20.2 percent, with North American welding increasing organic revenues 26.1 percent. Organic revenues for international welding increased 6.3 percent, with organic welding revenues in China growing 19.0 percent. Key end market growth for the welding businesses continued to include oil and gas as well as heavy equipment manufacturers. Organic revenues for the total electronics businesses increased 1.7 percent, with the PC board fabrication businesses growing organic revenues 9.1 percent as consumer electronics demand remained solid. Segment operating margins of 19.7 percent were 100 basis points lower mainly due to the dilutive impact of acquisitions.

- Total revenues for the Transportation segment increased 25.8 percent. Segment organic revenues grew 9.5 percent mainly due to ongoing strength in the automotive OEM car builds and the Company's related product penetration. The Company's worldwide automotive OEM organic revenues grew 9.2 percent compared to the worldwide car build increase of 5 percent in the comparative period. North American automotive organic revenues grew 6.9 percent and international automotive organic revenues increased 11.3 percent. Notably, the Company's Asian auto business grew organic revenues 26.5 percent. Organic revenues for the auto aftermarket businesses also contributed to growth, with organic revenues increasing 5.4 percent. Segment operating margins of 15.3 percent were 70 basis points higher mainly due to improvement in base margins.

"Our financial performance in the third quarter was helped by solid growth in both our total revenues and our organic revenues," said David B. Speer, chairman and chief executive officer. "Overall, end market demand in the quarter was essentially in line with second quarter levels and our forecast expectations. We also generated strong free operating cash flow in the quarter, allowing us to continue to have a well balanced capital allocation approach around dividends, acquisitions and share repurchase."

Unlike the prior 2011 quarters, based on current exchange rates we expect no contribution from currency translation in the 2011 fourth quarter versus the year-ago period. Additionally, the Company expects modestly lower European organic revenues and increased restructuring costs in the fourth quarter of 2011. As a result, the Company is forecasting 2011 fourth quarter diluted income per share from continuing operations to be in a range of $0.86 to $0.94. The fourth quarter forecast assumes a total revenue growth range of 9.5 percent to 12.5 percent. For the 2011 full-year, the Company is forecasting diluted income per share from continuing operations to be in the range $4.04 to $4.12 and assumes a total revenue growth range of 15.1 percent to 15.9 percent. The full-year forecast includes the $0.33 per share one-time tax benefit recorded in the 2011 first quarter. Excluding the one-time tax gain in the 2011 first quarter, the midpoint of the full-year earnings range would be $3.75.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding diluted income per share from continuing operations, end markets, product penetration, total revenue growth, organic or base revenue growth, currency exchange rates, restructuring costs, capital allocation and future growth prospects. The statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's Form 10-K for 2010.

With nearly 100 years of history, ITW is a Fortune 200 global diversified industrial manufacturer. The Company's value-added consumables, equipment and service businesses serve customers in developed as well as emerging markets around the globe. ITW's key business platforms, including Welding, Automotive OEM, Industrial Packaging, Food Equipment, Construction, Polymers and Fluids, Test and Measurement, Electronics, Decorative Surfaces and Automotive Aftermarket, employ more than 60,000 people worldwide. ITW's revenues totaled $15.4 billion in 2010, with more than half of these revenues generated outside of the United States.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)

(In thousands except per share amounts)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2011	**2010**	**2011**	**2010**
Operating Revenues	$ 4,580,516	$ 3,941,124	$ 13,467,275	$ 11,501,944
Cost of revenues	2,961,497	2,548,451	8,719,520	7,390,536
Selling, administrative, and research and development expenses	836,433	720,776	2,477,578	2,184,267
Amortization of intangible assets	68,302	51,166	186,251	154,700
Impairment of goodwill and other intangible assets	—	1,006	—	1,006
Operating Income	714,284	619,725	2,083,926	1,771,435
Interest expense	(48,583)	(43,490)	(137,961)	(131,054)
Other income (expense)	24,682	961	45,934	7,046
Income from Continuing Operations Before Income Taxes	690,383	577,196	1,991,899	1,647,427
Income Taxes	200,250	174,142	412,000	523,285
Income from Continuing Operations	490,133	403,054	1,579,899	1,124,142
Income from Discontinued Operations	17,484	18,974	49,288	43,147
Net Income	$ 507,617	$ 422,028	$ 1,629,187	$ 1,167,289
Income Per Share from Continuing Operations:				
Basic	$1.01	$0.80	$3.20	$2.24
Diluted	$1.00	$0.80	$3.17	$2.23
Income Per Share from Discontinued Operations:				
Basic	$0.04	$0.04	$0.10	$0.09
Diluted	$0.04	$0.04	$0.10	$0.09
Net Income Per Share:				
Basic	$1.04	$0.84	$3.30	$2.32
Diluted	$1.04	$0.84	$3.27	$2.31
Shares outstanding during the period:				
Average	486,253	500,751	494,159	502,141
Average assuming dilution	488,776	503,149	497,904	504,690

ESTIMATED FREE OPERATING CASH FLOW	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2011	**2010**	**2011**	**2010**
Net cash provided by operating activities	$ 787,176	$ 523,968	$ 1,244,345	$ 1,132,139
Less: Additions to plant and equipment	(82,960)	(76,334)	(258,914)	(199,615)
Free operating cash flow	$ 704,216	$ 447,634	$ 985,431	$ 932,524

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
STATEMENT OF FINANCIAL POSITION (UNAUDITED)
(In thousands)

		SEPTEMBER 30, 2011		DECEMBER 31, 2010
ASSETS				
Current Assets:				
Cash and equivalents	$	1,318,885	$	1,186,367
Trade receivables		2,985,354		2,581,592
Inventories		1,794,327		1,634,856
Deferred income taxes		326,228		301,486
Prepaid expenses and other current assets		498,110		266,187
Assets held for sale		411,515		—
Total current assets		7,334,419		5,970,488
Noncurrent Assets:				
Net plant and equipment		2,037,934		2,066,156
Investments		424,441		440,760
Goodwill		5,123,433		4,971,818
Intangible assets		2,308,264		1,731,016
Deferred income taxes		519,103		615,326
Other assets		615,671		616,747
	$	18,363,265	$	16,412,311
LIABILITIES and STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short-term debt	$	1,040,806	$	326,236
Accounts payable		770,386		749,489
Accrued expenses		1,483,243		1,391,396
Cash dividends payable		173,950		169,233
Income taxes payable		65,736		386,498
Deferred income taxes		4,686		—
Liabilities held for sale		97,091		—
Total current liabilities		3,635,898		3,022,852
Noncurrent Liabilities:				
Long-term debt		3,522,123		2,542,087
Deferred income taxes		122,566		194,590
Other liabilities		1,230,669		1,080,783
Total noncurrent liabilities		4,875,358		3,817,460
Stockholders' Equity:				
Common stock		5,421		5,385
Additional paid-in-capital		656,710		460,806
Income reinvested in the business		11,526,086		10,407,946
Common stock held in treasury		(2,691,978)		(1,740,682)
Accumulated other comprehensive income		341,207		427,155
Noncontrolling interest		14,563		11,389
Total stockholders' equity		9,852,009		9,571,999
	$	18,363,265	$	16,412,311

ILLINOIS TOOL WORKS INC.
SEGMENT DATA
THIRD QUARTER 2011
(In Thousands)

	Current Quarter			Year to Date		
		F/(U) 2010			F/(U) 2010	
	2011	$	%	2011	$	%
Transportation						
Revenues	790,595	162,208	25.8%	2,350,946	455,180	24.0%
Operating income	120,852	28,832	31.3%	360,874	72,565	25.2%
% to revenue / % points	15.3%	0.7		15.4%	0.2	
Industrial Packaging						
Revenues	664,272	89,127	15.5%	1,993,159	298,574	17.6%
Operating income	70,386	6,941	10.9%	212,284	29,349	16.0%
% to revenue / % points	10.6%	(0.4)		10.7%	(0.1)	
Power Systems & Electronics						
Revenues	750,498	131,188	21.2%	2,157,849	364,691	20.3%
Operating income	147,813	19,839	15.5%	441,446	80,407	22.3%
% to revenue / % points	19.7%	(1.0)		20.5%	0.4	
Food Equipment						
Revenues	511,456	23,999	4.9%	1,475,233	106,819	7.8%
Operating income	83,123	(3,121)	(3.6%)	217,253	12,730	6.2%
% to revenue / % points	16.3%	(1.4)		14.7%	(0.2)	
Construction Products						
Revenues	513,765	57,964	12.7%	1,496,920	190,090	14.5%
Operating income	63,735	11,014	20.9%	173,712	21,041	13.8%
% to revenue / % points	12.4%	0.8		11.6%	(0.1)	
Polymers & Fluids						
Revenues	362,386	84,654	30.5%	1,047,326	224,920	27.3%
Operating income	61,837	11,944	23.9%	170,472	19,779	13.1%
% to revenue / % points	17.1%	(0.9)		16.3%	(2.0)	
Decorative Surfaces						
Revenues	283,180	31,819	12.7%	835,032	88,382	11.8%
Operating income	34,228	2,699	8.6%	103,607	8,069	8.4%
% to revenue / % points	12.1%	(0.4)		12.4%	(0.4)	
All Other						
Revenues	725,719	56,665	8.5%	2,178,082	236,968	12.2%
Operating income	132,310	16,411	14.2%	404,278	68,551	20.4%
% to revenue / % points	18.2%	0.9		18.6%	1.3	
Intercompany Revenues	(21,355)	1,768		(67,272)	(293)	
As Reported on the Statement of Income						
Revenues	4,580,516	639,392	16.2%	13,467,275	1,965,331	17.1%
Operating income	714,284	94,559	15.3%	2,083,926	312,491	17.6%
% to revenue / % points	15.6%	(0.1)		15.5%	0.1	